CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES SPECIAL DIVIDEND
CALGARY, ALBERTA – AUGUST 4, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces that strong execution across the Company's operations year-to-date has resulted in substantial free cash flow generation driven by our top tier long life low decline assets with low maintenance capital requirements and our low cost structure. The financial position of the Company is very robust and net debt is targeted to decrease rapidly with significant free cash flow generation allowing for incremental returns to shareholders, as such the Board of Directors has declared a special cash dividend on its common shares of C$1.50 (one dollar and fifty cents) per common share. The dividend will be payable on August 31, 2022 to shareholders of record at the close of business on August 23, 2022.
The Board of Directors will continue to review incremental returns to shareholders going forward as part of the Company's free cash flow allocation policy. As per the policy, free cash flow is defined as adjusted funds flow less base capital expenditures and dividends, including special dividends. The Company targets to allocate 50% of this free cash flow to share repurchases and 50% to the balance sheet, less any strategic growth capital / acquisitions. In addition, when the Company's net debt reaches $8 billion, which the Board sees as a base level of corporate debt, the Company will allocate additional free cash flow as incremental returns to shareholders.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com